Exhibit 99.2

Bitfarms Schedules Second Quarter 2024 Conference Call on August 8th, 2024

TORONTO, Ontario and BROSSARD, Québec, August 1, 2024 -- Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin mining data center company, will report its second quarter 2024 financial results on Thursday, August 8th, before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q2 2024 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

Participants may join the live call by calling 888-506-0062 (domestic) or 973-528-0011 (international) and referencing access code 968924. If you do not have the code, you may reference the Bitfarms’ Q2 2024 results conference call.

The conference call will also be available via a live webcast. Please use this link to register.

A webcast replay can be accessed in the Events section of our Investor website approximately one hour after the call. An audio replay will be available through August 22, 2024, and can be accessed at 877-481-4010 (domestic), or 919-882-2331 (international), using access code 50787.

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin mining data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca